                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)


                                 Sohu.com Inc.
                                --------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
                         -----------------------------
                        (Title of Class of Securities)

                                   83408W103
                                ------------
                                (CUSIP Number)

                                 Joseph S. Rosen
                            Goulston & Storrs, P.C.
                              400 Atlantic Avenue
                                (617) 574-3589
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 March 13, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                        (Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Page 1 of 30 Pages)

CUSIP NO. 83408W103                 13D                PAGE 2 OF 30 PAGES
--------- ---------                                    ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles Zhang
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      People's Republic of China
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          9,063,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             23,457,804
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          9,063,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      9,063,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.3
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 83408W103              13D                   PAGE 3 OF 30 PAGES
--------- ---------                                    ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nicholas Negroponte
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          816,842
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             23,457,804
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          816,842
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      816,842
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 83408W103              13D                   PAGE 4 OF 30 PAGES
--------- ---------                                    ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brant C. Binder
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,127,654
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             23,457,804
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,127,654
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,127,654
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.2
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 83408W103              13D                   PAGE 5 OF 30 PAGES
--------- ---------                                    ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward B. Roberts
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,389,297
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             23,457,804
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,389,297
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,389,297
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.9
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

CUSIP NO.  83408W103                 13D               PAGE 6 OF 30 PAGES
---------  ---------                                   ------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Maxtech Enterprises limited (and Mitco Limited, an affiliate of Maxtech Enterprises Limited)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5.   TO ITEMS 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Each of Maxtech Enterprises Limited and Mitco Limited is a British Virgin Islands corporation.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          7,449,194
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             23,457,804
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          7,449,194
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      7,449,194
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      20.8
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      CO
------------------------------------------------------------------------------

CUSIP NO.  83408W103                 13D               PAGE 7 OF 30 PAGES
---------  ---------                                   ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dow Jones & Company, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          508,067
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             23,457,804
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          508,067
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      508,067
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      1.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      CO
------------------------------------------------------------------------------

CUSIP NO.  83408W103                 13D                   PAGE 8 OF 30 PAGES
---------  ---------                                       -------------------


Item 1.    Security and Issuer.
           -------------------

The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.001 per share (the "Common Stock"), of Sohu.com Inc. (the "Company"), a Delaware corporation. The principal executive offices of the Company are located at 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.

Item 2.    Identity and Background.
           -----------------------

This Statement is filed by Charles Zhang, Nicholas Negroponte, Brant C. Binder, Edward B. Roberts, Maxtech Enterprises Limited (and Mitco Limited) and Dow Jones & Company, Inc., as a group (collectively, the "Group"), by virtue of the fact that they are all parties to the Sohu.com Inc. Second Amended and Restated Stockholders' Voting Agreement dated October 18, 1999 (the "Voting Agreement"). This Statement is being filed pursuant to Section 13 and Rule 13d-1(a) and replaces the Schedule 13G filed by the Group in February 2001.

Intel Corporation is also party to the Voting Agreement, but has declined to participate in the filing of this Statement.

The following information is being supplied for each member of the Group, as applicable.

----------------------------------------------------------------------------------------------------------------------
Name and Position               Residence or Business        Principal Occupation or      Principal Business and
------------------              ----------------------       ------------------------     -----------------------
                                Address                      Employment                   Address of Organization in
                                -------                      ----------                   --------------------------
                                                                                          which such Employment is
                                                                                          ------------------------
                                                                                          Conducted
                                                                                          ---------

----------------------------------------------------------------------------------------------------------------------
Charles Zhang                   c/o Sohu.com Inc.            President and Chief          Address:
                                7 Jianguomen Nei Avenue      Executive Officer of         7 Jianguomen Nei Avenue
                                Suite 1519, Tower 2          Sohu.com Inc.                Suite 1519, Tower 2
                                Bright China Chang An                                     Bright China Chang An
                                Building                                                  Building
                                Beijing 100005                                            Beijing 100005
                                People's Republic of China                                People's Republic of China

                                                                                          Principal Business:
                                                                                          Internet portal

----------------------------------------------------------------------------------------------------------------------
Nicholas Negroponte             c/o MIT Media Lab            Senior Director of the       Address:
                                20 Ames Street, E15-208      Massachusetts Institute of   c/o MIT Media Lab
                                Cambridge, MA 02139          Technology Media Lab         20 Ames Street, E15-208
                                                                                          Cambridge, MA 02139

                                                                                          Principal Business:
                                                                                          Higher Education

----------------------------------------------------------------------------------------------------------------------

CUSIP NO.  83408W103                 13D               PAGE 9 OF 30 PAGES
---------  ---------                                   ------------------


----------------------------------------------------------------------------------------------------------------------
Brant C. Binder                 9 Bender Way                 Chief Financial Officer of   Address:
                                Pound Ridge, NY 10576        SRU Biosystems, LLC          10-A Roessler Road,
                                                                                          Woburn, MA 01801

                                                                                          Principal Business:
                                                                                          Biotechnology Startup

----------------------------------------------------------------------------------------------------------------------
Edward B. Roberts               300 Boylston Street          Professor of Management of   Address:
                                Boston, MA 02116             Technology at                M.I.T. Sloan School of
                                                             Massachusetts Institute of   Management
                                                             Technology's Alfred P.       50 Memorial Drive E52-535
                                                             Sloan School of Management   Cambridge, MA 02142

                                                                                          Principal Business:
                                                                                          Higher Education

----------------------------------------------------------------------------------------------------------------------
Maxtech Enterprises Limited     c/o MTI Administration       N/A                          Address:
                                Limited                                                   c/o MTI Administration
                                22nd Floor,                                               Limited
                                Hang Lung Centre                                          22nd Floor, Hang Lung
                                2-20 Paterson Street                                      Centre 2-20 Paterson
                                Causeway Bay,                                             Street Causeway Bay,
                                Hong Kong
                                                                                          Hong Kong

                                                                                          Principal Business:
                                                                                          Investment Holdings

----------------------------------------------------------------------------------------------------------------------
Mitco Limited                   2nd Floor                    N/A                          Address:
                                Le Prince de Galles                                       2nd Floor
                                3-5 Avenue des                                            Le Prince de Galles
                                Citronniers                                               3-5 Avenue des
                                MC 98000 Monaco                                           Citronniers
                                                                                          MC 98000 Monaco

                                                                                          Principal Business:
                                                                                          Investment Holdings

----------------------------------------------------------------------------------------------------------------------

CUSIP NO.      83408W103                13D               PAGE 10 OF 30 PAGES
--------       ---------                                  -------------------

--------------------------------------------------------------------------------
Dow Jones &          200 Liberty Street    N/A            Address:
Company, Inc.        New York, NY 10281                   200 Liberty Street
                                                          New York, NY 10281

                                                          Principal Business:
                                                          Global Provider of
                                                          Business and Financial
                                                          News and Information

--------------------------------------------------------------------------------

Information for executive officers, directors, control persons and executive officers and directors of control persons is disclosed below:

         Maxtech Enterprises Limited (and Mitco Limited)
         -----------------------------------------------

         Maxtech Enterprises Limited ("Maxtech") is wholly-owned by Morningside Technologies, Inc. ("MTI"), a Cayman Islands corporation, which is in turn 97.8% owned by Morningside CyberVentures Holdings Limited ("MCHL"), a British Virgin Islands corporation, which is in turn wholly-owned by The NTX-II Trust ("NTX"), an Isle of Man Trust, the trustee of which is Verrall Limited ("Verrall"), an Isle of Man corporation. Mitco Limited ("Mitco") is wholly-owned by MCHL.

         Lars Sorensen, director of Mitco and MCHL, is a citizen of Denmark with an address at 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco. Steven McDonald, director of Mitco and MCHL, is a citizen of Australia with an address at 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco. George Ka Ki Chang, director of Maxtech, is a citizen of Canada with an address at 22nd Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong. Raymond Long Sing Tang, director of Maxtech, is a citizen of the United Kingdom, with an address at Suite 2311, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong. Ho Tuen Yee, director of Verrall Limited, is a citizen of the United Kingdom with an address at Suite 2311, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong. Charles Savin Stewart, director of Verrall Limited, is a citizen of the United Kingdom and a solicitor, with an address at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey, Channel Islands GY1 3NF. Peter Stuart Allenby Edwards, director of Verrall Limited, is a citizen of the United Kingdom and a solicitor, with an address at Villa Claude, 5 Avenue Saint-Michel, 98000 Monaco. Richard Francis Godfrey Pease, director of Verrall Limited, is a citizen of the United Kingdom and a solicitor, with an address at 25 Grand'rue Geneva, Switzerland.

         The address of MTI is 22/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong. Its principal business is investment holding and management. The address of MCHL is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco. Its principal business is investment holding. The address of Verrall is c/o Dickinson, Cruickshank & Co., 33/37, Athol Street, Douglas IM1 1LB, Isle of Man. Its principal business is as a trustee.

CUSIP NO.      83408W103                13D               PAGE 11 OF 30 PAGES
--------       ---------                                  -------------------

         Dow Jones & Company, Inc.
         ------------------------

         (a) Rand V. Araskog, a Director of Dow Jones & Company, Inc. ("Dow Jones"), is a director of various corporations.

         (b) Jerome H. Bailey is Executive Vice President and Chief Financial Officer of Dow Jones.

         (c) Christopher Bancroft is a Director of Dow Jones.

         (d) William C. Cox, Jr. is a Director of Dow Jones.

         (e) L. Gordon Crovitz is Senior Vice President and President, Electronic Publishing of Dow Jones.

         (f) Harvey Golub, a Director of Dow Jones, is the Chairman of American Express Company. The address of American Express Company, a travel and financial services company, is 200 Vesey Street, World Financial Center, New York, New York 10285.

         (g) Roy A. Hammer, a Director of Dow Jones, is a partner with Hemenway & Barnes, a law firm. The address of Hemenway & Barnes is 60 State Street, Boston, Massachusetts 02109.

         (h) Leslie Hill, a Director of Dow Jones, is a pilot for American Airlines, an airline. The address of American Airlines is 4333 Amon Carter Blvd., Fort Worth, Texas 76155.

         (i) Irvine O. Hockaday, Jr., a Director of Dow Jones, is the President and Chief Executive Officer of Hallmark Cards, Inc. The address of Hallmark Cards, Inc., a greeting card manufacturer, is P.O. Box 419580, Kansas City, Missouri 64141.

         (j) Vernon E. Jordan, Jr., a Director of Dow Jones, is a senior managing director at Lazard Freres & Co. LLC and is of counsel at Akin, Gump, Strauss, Hauer & Feld. The address of Lazard Freres & Co. LLC, an investment bank, is 30 Rockefeller Plaza, New York, New York 10020. The address of Akin, Gump, Strauss, Hauer & Feld, a law firm, is 1333 New Hampshire Avenue, N.W., Washington, D.C. 20036.

         (k) Peter R. Kann is the Chairman of the Board and Chief Executive Officer of Dow Jones.

         (l) David K.P. Li, a Director of Dow Jones, is the Chairman and Chief Executive Officer of The Bank of East Asia Ltd. The address of The Bank of East Asia Ltd., a bank, is 10 Des Voeux Road Central, Hong Kong.

         (m) M. Peter McPherson, a Director of Dow Jones, is the President of Michigan State University. The address of Michigan State University, a university, is East Lansing, Michigan 48824.

         (n) Frank N. Newman, a Director of Dow Jones, is the Chairman Emeritus of Bankers Trust Corporation.

         (o) James H. Ottaway, Jr. is Senior Vice President and a Director of Dow Jones.

CUSIP NO.      83408W103                13D               PAGE 12 OF 30 PAGES
--------       ---------                                  -------------------

         (p) Peter G. Skinner is Executive Vice President, General Counsel and Secretary of Dow Jones.

         (q) Elizabeth Steele, a nominee for Director of Dow Jones, is the President of Main Street Landing Company, a redevelopment company.

         (r) William C. Steere, Jr., a Director of Dow Jones, is the Chairman of Pfizer Inc. The address of Pfizer Inc., a pharmaceutical company, is 235 East 42nd Street, New York, New York 10017.

         (s) Christopher Vieth is the Vice President, Finance and Controller of Dow Jones.

         Except as indicated above, all of the residence and/or business addresses of the above persons are care of Dow Jones, 200 Liberty Street, New York, New York, 10281 and all of the above persons except for David K.P. Li are citizens of the U.S.A. David K.P. Li is a citizen of the United Kingdom.

         As of January 18, 2001, Mr. Cox, Mr. Bancroft, Ms. Steele and Ms. Hill, certain of their relatives, and certain trusts and charitable organizations established by them, including trusts for which Mr. Hammer serves as trustee, owned beneficially a total of 17,112,503 shares (26.0%) of the outstanding common stock and 16,339,866 shares (77.7%) of the outstanding Class B common stock of Dow Jones. Such shares account for approximately 65.4% of the votes represented by the outstanding common stock and Class B common stock of Dow Jones. Mr. Cox, Mr. Bancroft, Ms. Steele and Ms. Hill, the trusts as to which they or certain of their relatives are trustees or have beneficial or reversionary interests, and the trustees of such trusts (including Mr. Hammer), may be considered in control of Dow Jones.

         For the citizenships and places of organization of the members of the Group, please see the cover pages.

         During the five years prior to the date hereof, no members of the Group nor any of the Group members' executive officers, directors, control persons or their executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the five years prior to the date hereof, no members of the Group nor any of the Group members' executive officers, directors, control persons or their executive officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

Mitco, an affiliate of Maxtech, acquired 876,300 shares (the "Mitco Shares") of Common Stock between March 9 and March 15, 2001 for an aggregate cost of $800,693.29. Mitco funded these purchases from working capital.

Charles Zhang acquired 10,000 shares (the "Zhang Shares") of Common Stock on January 17, 2001. He funded this purchase from personal funds.

CUSIP NO.      83408W103                13D               PAGE 13 OF 30 PAGES
--------       ---------                                  -------------------

Item 4.     Purpose of the Transaction.
            --------------------------

Morningside CyberVentures Holdings Limited, through its subsidiary Mitco, purchased the Mitco Shares for investment purposes. Morningside CyberVentures Holdings Limited, through its indirect subsidiary Maxtech, has been a substantial beneficial owner of shares of Common Stock for some time. Morningside CyberVentures Holdings Limited has no present intention to sell any of the shares of Common Stock controlled by it. Mitco and Maxtech may acquire additional securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by Mitco and Maxtech with respect to the Company, it should be noted that the possible activities of Mitco and Maxtech are subject to change at any time.

Charles Zhang purchased the Shares for investment purposes. Charles Zhang has been a substantial beneficial owner of shares of Common Stock for some time. Charles Zhang has no present intention to sell any of the shares of Common Stock he beneficially owns. However, it should be noted that the possible activities of Charles Zhang are subject to change at any time.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

(a) Amount Beneficially Owned: As of March 22, 2001, each of the following is the owner of record of the number of shares of Common Stock set forth next to his, her or its name:

            Charles Zhang                      9,063,000 Shares(1)
            Nicholas Negroponte                  816,842 Shares(2)
            Brant C. Binder                    1,127,654 Shares(3)
            Edward B. Roberts                  1,389,297 Shares(4)
            Maxtech Enterprises Limited
            (and Mitco Limited)                 7,449,194 Shares(5)
            Dow Jones & Company, Inc.             508,067 Shares

            (1) Includes options for 130,000 shares of Common Stock which are currently exercisable.
            (2) Includes a warrant for the purchase of 45,097 shares of Common Stock which is currently exercisable. 733,897 shares are held by Nicholas Negroponte and 82,945 shares are held by Media Technologies, Inc. Mr. Negroponte owns all of the capital stock of Media Technologies, Inc.
            (3) 994,652 shares are held by Brant Binder, 101,235 shares are held by Brant Binder Grantor Retained Annuity Trust No. 1 and 31,767 shares are held by Brant Binder Grantor Annuity Trust No. 2. Mr. Binder is the sole trustee of Brant Binder Grantor Annuity Trust No. 1 and Brant Binder Grantor Annuity Trust No. 2.
            (4) Includes options for 10,400 shares of Common Stock which are currently exercisable. 1,356,147 shares are held by Edward B. Roberts and 11,050 shares are held by each of the Mitchell J. Roberts 1994 Trust, the Andrea L. Roberts 1994 Trust and the Valerie
            J. Friedman 1994 Trust. Edward B. Roberts is a co-trustee of the three trusts mentioned in the preceding sentence.
            (5) Maxtech is a British Virgin Islands corporation that is the registered owner of 6,360,219 shares of Common Stock and a warrant for the purchase of 212,675 shares of Common Stock which is currently exercisable. Maxtech is wholly-owned by Morningside Technologies, Inc., a Cayman Islands corporation, which is in turn 97.8% owned by Morningside CyberVentures Holdings Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The NTX-II Trust, an Isle of Man Trust, the trustee of which is Verrall Limited, an Isle of Man corporation. Mitco is a British Virgin Islands corporation that is the registered owner of 876,300 shares of Common Stock. Mitco is wholly-owned by Morningside CyberVentures Holdings Limited. Verrall Limited controls indirectly, through The NTX-II Trust, a 97.8% interest in Maxtech and a 100% interest in Mitco, and as a result has the sole power to vote and dispose of the shares of Sohu held by Maxtech and Mitco.

CUSIP NO.      83408W103                13D               PAGE 14 OF 30 PAGES
--------       ---------                                  -------------------

            All of the individuals and entities listed above share voting power of the shares of Common Stock which each individual or entity owns of record because such shares are subject to the Voting Agreement.

            Percent of Class:

            Charles Zhang                     25.3%
            Nicholas Negroponte                2.3%
            Brant C. Binder                    3.2%
            Edward B. Roberts                  3.9%
            Maxtech Enterprises Limited
            (and Mitco Limited)               20.8%
            Dow Jones & Company, Inc.          1.4%

            The foregoing percentages are calculated based on the 35,625,716 shares of Common Stock reported to be outstanding as of November 14, 2000 in the Quarterly Report on Form 10-Q of Sohu.com Inc. for the quarter ended September 30, 2000, as adjusted pursuant to Rule 13d-3(d)(1) of the Act.


(b)         Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:

                  Charles Zhang                      9,063,000 Shares
                  Nicholas Negroponte                  816,842 Shares
                  Brant C. Binder                    1,127,654 Shares
                  Edward B. Roberts                  1,389,297 Shares
                  Maxtech Enterprises Limited
                  (and Mitco Limited)                7,449,194 Shares
                  Dow Jones & Company, Inc.            508,067 Shares

                  (ii)   shared power to vote or to direct the vote:

                  Charles Zhang                      23,457,804 Shares
                  Nicholas Negroponte                23,457,804 Shares
                  Brant C. Binder                    23,457,804 Shares
                  Edward B. Roberts                  23,457,804 Shares
                  Maxtech Enterprises Limited
                  and Mitco Limited                  23,457,804 Shares
                  Dow Jones & Company, Inc.          23,457,804 Shares

                  (iii)  sole power to dispose or to direct the disposition of:

                  Charles Zhang                      9,063,000 Shares
                  Nicholas Negroponte                  816,842 Shares
                  Brant C. Binder                    1,127,654 Shares
                  Edward B. Roberts                  1,389,297 Shares
                  Maxtech Enterprises Limited
                  (and Mitco Limited)                7,449,194 Shares

CUSIP NO.      83408W103                13D               PAGE 15 OF 30 PAGES
--------       ---------                                  -------------------

                  Dow Jones & Company, Inc.          508,067 Shares

                  (iv)  shared power to dispose or to direct the disposition of:

                  Charles Zhang                      0 Shares
                  Nicholas Negroponte                0 Shares
                  Brant C. Binder                    0 Shares
                  Edward B. Roberts                  0 Shares
                  Maxtech Enterprises Limited
                  (and Mitco Limited)                0 Shares
                  Dow Jones & Company, Inc.          0 Shares

                  Each of the individuals and entities listed above expressly disclaims beneficial ownership of any shares of Common Stock of Sohu.com Inc., except for any shares held directly of record or as discussed above.

(c)  The following transactions have been effected during the past 60 days:

Charles Zhang
-------------

On January 17, 2001, Charles Zhang purchased 10,000 shares of Common Stock at $1.47 per share.

Mitco
-----

Prices are average for purchases on that day

On March 9, 2001, Mitco purchased 290,000 shares of Common Stock at $0.878 per share.

On March 12, 2001, Mitco purchased 220,700 shares of Common Stock at $0.8787 per share.

On March 13, 2001, Mitco purchased 202,900 shares of Common Stock at $0.925 per share.

On March 14, 2001, Mitco purchased 87,200 shares of Common Stock at $1.0473 per share.

On March 15, 2001, Mitco purchased 75,500 shares of Common Stock at $0.96875 per share.

Dow Jones (prices are averages for sales on that day)
-----------------------------------------------------

On March 8, 2001, Dow Jones sold 5,000 shares of Common Stock at $0.9688 per share.

On March 9, 2001, Dow Jones sold 95,000 shares of Common Stock at $0.8306 per share.

On March 12, 2001, Dow Jones sold 55,000 shares of Common Stock at $0.8494 per share.

On March 13, 2001, Dow Jones sold 65,000 shares of Common Stock at $0.9063 per share.

On March 14, 2001, Dow Jones sold 76,000 shares of Common Stock at $1.0243 per share.

On March 15, 2001, Dow Jones sold 25,000 shares of Common Stock at $0.9688 per share.

On March 16, 2001, Dow Jones sold 5,000 shares of Common Stock at $0.9688 per share.

CUSIP NO.  83408W103                      13D                PAGE 16 OF 30 PAGES
---------  ---------                                         -------------------

On March 19, 2001, Dow Jones sold 10,000 shares of Common Stock at $0.8438 per share.

On March 20, 2001, Dow Jones sold 20,000 shares of Common Stock at $0.8438 per share.

On March 21, 2001, Dow Jones sold 15,500 shares of Common Stock at $0.8327 per share.

Nicholas Negroponte
-------------------

On February 8, 2001, Nicholas Negroponte sold 5,000 shares of Common Stock at $1.34875 per share.

On February 14, 2001, Nicholas Negroponte sold 5,000 shares of Common Stock at $1.15708 per share.

On February 20, 2001, Nicholas Negroponte sold 10,945 shares of Common Stock at $1.11491 per share.

On February 21, 2001, Nicholas Negroponte sold 5,000 shares of Common Stock at $1.11252 per share.

On February 22, 2001, Nicholas Negroponte sold 5,000 shares of Common Stock at $1.11429 per share.

On February 23, 2001, Nicholas Negroponte sold 10,000 shares of Common Stock at $1.1266 per share.

On February 23, 2001, Nicholas Negroponte sold 5,000 shares of Common Stock at $1.1563 per share.

On February 28, 2001, Nicholas Negroponte sold 5,055 shares of Common Stock at $1.10837 per share.

On February 28, 2001, Nicholas Negroponte sold 5,000 shares of Common Stock at $1.10936 per share.

On March 1, 2001, Nicholas Negroponte sold 5,000 shares of Common Stock at $1.11152 per share.

On March 1, 2001, Nicholas Negroponte sold 5,000 shares of Common Stock at $1.14381 per share.

On March 1, 2001, Nicholas Negroponte sold 5,000 shares of Common Stock at $1.17566 per share.

On March 1, 2001, Nicholas Negroponte sold 5,000 shares of Common Stock at $1.19981 per share.

On March 12, 2001, Nicholas Negroponte sold 10,000 shares of Common Stock at $0.84291 per share.

CUSIP NO.  83408W103                      13D                PAGE 17 OF 30 PAGES
---------  ---------                                         -------------------


On March 12, 2001, Nicholas Negroponte sold 10,000 shares of Common Stock at $0.84341 per share.

On March 13, 2001, Nicholas Negroponte sold 10,000 shares of Common Stock at $0.93327 per share.

On March 13, 2001, Nicholas Negroponte sold 20,000 shares of Common Stock at $0.93377 per share.

On March 14, 2001, Nicholas Negroponte sold 17,000 shares of Common Stock at $0.98268 per share.

On March 15, 2001, Nicholas Negroponte sold 16,000 shares of Common Stock at $1.00 per share.

On March 19, 2001, Nicholas Negroponte sold 65,800 shares of Common Stock at an average of $0.8738 per share.

On March 20, 2001, Nicholas Negroponte sold 18,200 shares of Common Stock at $0.875 per share.

On March 21, 2001, Nicholas Negroponte sold 10,000 shares of Common Stock at $.84375 per share.

On March 21, 2001, Nicholas Negroponte sold 1,200 shares of Common Stock at
0.875 per share.

(d)      Not applicable.

(e)      Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

Charles Zhang, Nicholas Negroponte, Brant C. Binder, Edward B. Roberts, Intel Corporation, Maxtech Enterprises Limited and Dow Jones & Company, Inc. are all parties to the Sohu.com Inc. Second Amended and Restated Stockholders' Voting Agreement, dated October 18, 1999, pursuant to which the parties have agreed to vote their shares of Common Stock in favor of the nominees for directors selected by each of Intel Corporation, Dow Jones & Company, Inc. and Maxtech Enterprises Limited.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

Exhibit 1   Agreement among Group members to file one statement

Exhibit 2 Sohu.com Inc. Second Amended and Restated Stockholders' Voting Agreement, dated October 18, 1999

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2001



                                        /s/ Charles Zhang
                                        -----------------
                                        Charles Zhang



                                        /s/ Nicholas Negroponte
                                        -----------------------
                                        Nicholas Negroponte



                                        /s/ Brant C. Binder
                                        -------------------
                                        Brant C. Binder



                                        /s/ Edward B. Roberts
                                        ---------------------
                                        Edward B. Roberts


                                        Maxtech Enterprises Limited

                                        By: /s/ George Chang
                                            ----------------
                                        Name: George Chang
                                        Title: Director


                                        Mitco Limited

                                        By: /s/ Steven McDonald
                                            -------------------
                                        Name: Steven McDonald
                                        Title: Director

                                        Dow Jones & Company, Inc.

                                        By: /s/ Rosemary Spano
                                            -----------------------
                                        Name:  Rosemary Spano
                                        Title: Vice President, Law

                                     -19-